<u>**EXHIBIT A**</u>

<u>**JOINT FILING AGREEMENT**</u>

PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned with respect to the Class A common stock, par value $0.00001 par value per share, of Sitio Royalties Corp., and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated: June 4, 2025

SOURCE ENERGY PERMIAN II, LLC

By: /s/ <u>Luke Allen</u>______________________________
Name: Luke Allen
Title: Chief Executive Officer

SIERRA ENERGY ROYALTIES, LLC

By: /s/ <u>Luke Allen</u>______________________________
Name: Luke Allen
Title: Chief Executive Officer

SOURCE ENERGY PARTNERS, LLC

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By: /s/ <u>Henry Orren</u> ____________________________
Name: Henry Orren
Title: Senior Vice President

OCM FIE, LLC

By: /s/ <u>Henry Orren</u> ____________________________
Name: Henry Orren
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By: /s/ Henry Orren ____________________________
Name: Henry Orren
Title: Managing Director

OAKTREE CAPITAL HOLDINGS, LLC

By: /s/ Henry Orren ____________________________
Name: Henry Orren
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By: /s/ Henry Orren ____________________________
Name: Henry Orren
Title: Managing Director

BROOKFIELD CORPORATION

By: /s/ Swati Mandava __________________________
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By: /s/ Kathy Sarpash ___________________________
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD ASSET MANAGEMENT, ULC

By: /s/ Kathy Sarpash ___________________________
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory